SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _7_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _7_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is the English translation of the results of the Bondholders meeting of the Class A and B Notes held on June 24, 2002 and filed by the Company with *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on June 28, 2002 .

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS A SENIOR NOTES DUE ON 2005 IN A PRINCIPAL AMOUNT OF U$S 40,000,000.- HELD ON JUNE 24, 2002

First Point:
It was unanimously approved the designation of the representatives of the bondholders Banco de la Provincia de Buenos Aires and Banco de la Nación Argentina to approve and sign the minute of the meeting.-

Second Point:
It was unanimously approved an offer for the prepayment of the debt with each of the Class A Senior Notes Holders and the creditors of the Short Term Financial Debt, under two different alternatives at the option of each of the Class A Senior Notes Holders (the "Proposal"). The alternatives are: A) a cash payment in pesos, within 3 days of the present meeting, of 100% of the interest of the debt and a reduction of 20% of the principal of that debt, and B) a cash deposit in pesos of 80% of the debt, and the payment of 100% of the financial debt within 23 days of the present bondholders' meeting (the "Waiting Period") and, if it is permitted by law, the debt can be paid with certificates of deposits of Argentine financial entities.

Third Point:
It was unanimously approved the resignation of the Class A Senior Notes Holders to the application of the clause "Compensation and Participation in the Payments" established in the "Additional Terms and Conditions of the Senior Notes" of the pricing supplement of the Class A Senior Notes dated January 15, 2001, with respect to: (i) the payments made to each Class A Senior Notes Holder that have chosen the alternative A) of the Proposal according to the terms of that alternative.

Fourth Point:
It was unanimously approved that if the payment of the Short Term Financial Debt is made according to the terms of the Proposal, that payment will not constitute an Event of Default under the terms of the Senior Notes.

Fifth Point:
It was unanimously approved to allow the Company the cash payment of 100% of the proportional amount of the debt owed to the Class A Senior Notes Holder Banco de Galicia Uruguay S.A. without the application of the clause "Compensation and Participation in the Payments" during the Waiting Period, because as a foreign financial entity, cannot have authorization to receive certificates of deposits as payment of the Financial Debt.

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS B SENIOR NOTES DUE ON 2005 IN A PRINCIPAL AMOUNT OF U$S 80,000,000.- HELD ON JUNE 24, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco de la Provincia de Buenos Aires and Banco de la Nación Argentina to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved an offer for the prepayment of the debt with each of the Class B Senior Notes Holders and the creditors of the Short Term Financial Debt, under two different alternatives at the option of each of the Class A Senior Notes Holders (the "Proposal"). The alternatives are: A) a cash payment in pesos, within 3 days of the present meeting, of 100% of the interest of the debt and a reduction of 20% of the principal of that debt, and B) a cash deposit in pesos of 80% of the debt, and the payment of 100% of the financial debt within 23 days of the present bondholders' meeting (the "Waiting Period") and, if it is permitted by law, the debt can be paid with certificates of deposits of Argentine financial entities.

Third Point:

It was unanimously approved the resignation of the Class A Senior Notes Holders to the application of the clause "Compensation and Participation in the Payments" established in the "Additional Terms and Conditions of the Senior Notes" of the pricing supplement of the Class B Senior Notes dated January 15, 2001, with respect to: (i) the payments made to each Class A Senior Notes Holder that have chosen the alternative A) of the Proposal according to the terms of that alternative.

Fourth Point:

It was unanimously approved that if the payment of the Short Term Financial Debt is made according to the terms of the Proposal, that payment will not constitute an Event of Default under the terms of the Senior Notes.

Fifth Point:

It was unanimously approved to allow the Company the cash payment of 100% of the proportional amount of the debt owed to the Class A Senior Notes Holders Banco de Galicia Uruguay S.A. and Fleet National Bank without the application of the clause "Compensation and Participation in the Payments" during the Waiting Period, because as a foreign financial entity, cannot have authorization to receive certificates of deposits as payment of the Financial Debt.

ALTO PALERMO
Centros Comerciales

SEC MAIL PROCESSING
RECEIVED
JUL 08 2002
WASH. D.C. 152 SECTION

June 28, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Alto Palermo S.A. (APSA) – Report of Foreign Private Issuer on Form 6-K

Dear Sirs:

On behalf of Alto Palermo S.A. (APSA) (the "Company"), we enclose for filing eight complete copies of the Company 's report on Form 6-K. One of such copies has been manually signed; the other copies have been conformed.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter "received" and returning it to us by courier, billing us, in the enclosed, self addressed envelope.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ángeles del Prado, Esq. At (00-54-11) 4322-0033 ext. 231 e-mail: a.prado@ezabog.com.ar.

Sincerely,

Saúl Zang

Enclosure
Cc: Mr. Mark Abramovitz
The Nasdaq Stock Market
9600 Blackwell Road
3rd Floor
Rockville, MD 20850

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By: ______________________

Name: Saúl Zang

Title: Director

Dated: June 28, 2002